# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ABEONA THERAPEUTICS INC., CIK 0000318306
CUSIP: 00289Y206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6555 CARNEGIE AVE, 4TH FLOOR, CLEVELAND, Ohio (OH), 44103
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002089521

## Reporting persons
- James Russell Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 2,720,875; shared voting power 0; sole dispositive power 2,720,875; shared dispositive power 0; aggregate amount beneficially owned 2,720,875 (5.3% of the class)
  Comment: James Russell Revocable Trust is the reporting entity. James Russell, Trustee, is the control person.

## Item 1. Issuer
Name of issuer: ABEONA THERAPEUTICS INC.
Address of issuer's principal executive offices: 6555 CARNEGIE AVE, 4TH FLOOR, CLEVELAND, OHIO, 44103

## Item 2. Person Filing
Name of person filing: James Russell Revocable Trust
Address of principal business office or, if none, residence:
86 Innisbrook Avenue
Las Vegas, Nevada 89113
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,720,875
Percent of class: 5.3
Sole power to vote or to direct the vote: 2,720,875
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,720,875
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: James Russell Revocable Trust is reporting entity. James Russell, Trustee, is the control person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 is a Power of Attorney from James Russell, Trustee, The James Russell Revocable Trust

## Signatures
- James Russell Revocable Trust: Michael Volkov, By POA from James Russell, Trustee (09/30/2025)
- James Russell Revocable Trust: James Russell, Trustee (09/30/2025)